UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) February 22, 2017



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Items under Sections 1 through 4 and 6 through 8 are not applicable and are therefore omitted.

Item 5.02 (d) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 22, 2017, Winnebago Industries announced the appointment of John Murabito to its Board of Directors effective April 1, 2017. Murabito, age 57, is the Executive Vice President and Chief Human Resources Officer of Cigna Corporation, a health insurance company. His other Human Resource leadership roles have included Chief Human Resources Officer at Monsanto Company and Group Vice President, Human Resources for Frito-Lay, Inc., a division of PepsiCo.

Murabito will join the human resources and nominating and governance committees. He is filling a vacancy created by the retirement of Jerry Currie and will serve as a Class II director. He is expected to stand for election at the next annual meeting of shareholders in December of 2017.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release Issued by Winnebago Industries, Inc. on February 22, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: February 22, 2017

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers
Title: Vice President, General Counsel and Secretary

 News Release

Contact: Ashis Bhattacharya - Investor Relations - 641-585-6414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES APPOINTS JOHN MURABITO
TO ITS BOARD OF DIRECTORS

FOREST CITY, IOWA, February 22, 2017 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today announced the appointment of John Murabito to its Board of Directors, effective April 1, 2017. Murabito will also sit on the Human Resources Committee and the Nominating and Governance Committee of the Board.

Murabito is the Executive Vice President and Chief Human Resources Officer of Cigna Corporation (NYSE: CI), a global health insurance company with 2016 annual revenues of approximately $39 billion. Other roles Murabito has held include Chief Human Resources Officer at Monsanto Company and Group Vice President, Human Resources for Frito-Lay, Inc., a division of PepsiCo.

"We welcome Mr. Murabito to the Board and look forward to the insight he will provide to further our newly refreshed vision for Winnebago Industries," said Michael Happe, President and Chief Executive Officer. "John is a highly accomplished global executive, and will certainly provide valued counsel as to how Winnebago can strengthen its overall talent management processes, leverage our well-known brands in the marketplace, and profitably drive growth across an increasingly diverse portfolio."

"With a great deal of expertise in human resources and his diversified experience spanning a number of different industries, Mr. Murabito will provide a unique voice as our Board and Executive Leadership Teams work together to improve our end customers overall experience," said Bob Chiusano, Chairman of the Board of Winnebago Industries. "Establishing great customer experiences ultimately will result in long-term value for our shareholders."

Murabito received an M.A. in Industrial Relations from the University of Iowa, Iowa City, Iowa, and a B.A. in Economics from Augustana College, Rock Island, Illinois.

About Winnebago
Winnebago is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand Design including: risks inherent in the achievement of cost synergies and the timing thereof, risks related to the disruption of the transaction to Winnebago and Grand Design and its management, the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

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